UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
GLOBALSTAR, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33117	41-2116508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1351 Holiday Square Blvd.
Covington, LA	70433
(Address of principal executive offices)	(Zip Code)

Rebecca S. Clary
Vice President and Chief Financial Officer
(985) 335-1500
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Globalstar, Inc. (the “Company”) is filing this Specialized Disclosure Report on Form SD (this "Report") pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 and Form SD promulgated thereunder for the reporting period January 1, 2024 through December 31, 2024.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Report and is publicly available on the Company’s website at investors.globalstar.com under “SEC Filings.” The documents available on, and the contents of, the Company's website are not incorporated by reference into this Report.

Item 1.02 Exhibit

Exhibit 1.01 to this Report is the Company’s Conflict Minerals Report filed as required by Items 1.01 and 1.02 of this Report.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit Number	Description

1.01	Globalstar, Inc. Conflict Minerals Report for the year ended December 31, 2024 as required by Items 1.01 and 1.02 of this Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GLOBALSTAR, INC.

Date: May 30, 2025	By:	/s/ Rebecca S. Clary
	Name:	Rebecca S. Clary
	Title:	Vice President and Chief Financial Officer